Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303) 494-6309

August 18, 2016

Christian Windsor

Special Counsel

Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 4720

Washington, D.C. 20549

Re:

First Asia Holdings Limited

Preliminary Information Statement on Schedule 14C

Amendment No. 1

Filed August 18, 2016

File No. 000-30801

Dear Mr. Windsor:

Please be advised that First Asia Holdings Limited., a Canadian  corporation (the “Company”), has filed Amendment No. 1 to its Preliminary Information Statement on Schedule 14C today.  This Amendment No. 1 was filed in response a verbal comment received by telephone on  August 16, 2016.

Verbal Comment -  In order to clarify why proxies are not being solicited for the Meeting, include  disclosure in the 14C indicating what percentage of the shareholders have provided assurances to the Company that they expect to attend the Meeting in person and vote their shares in favor of the proposed action.

Response:

The following disclosure has been added to Amendment No. 1 of the Preliminary 14C Information Statement in the section titled VOTING:

The Company is not soliciting proxies for the Meeting because it has determined that it is not necessary to do so in order to establish a quorum or to have sufficient votes to approve the proposed reverse stock split.  Company management has received assurances from shareholders holding approximately 58.5% of the Company’s issued and outstanding common stock indicating that they expect to attend the shareholder meeting in person and to vote their shares in favor of the proposed action.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.